SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: December 19, 2024

List of Materials

Documents attached hereto:

Press release: Announcement Regarding the Signing of a Strategic Capital and Business Alliance Agreement with KADOKAWA CORPORATION

December 19, 2024

Sony Group Corporation

Announcement Regarding the Signing of a Strategic Capital and Business Alliance Agreement with KADOKAWA CORPORATION

Sony Group Corporation (“Sony”) today announced that it has signed a strategic capital and business alliance agreement with KADOKAWA CORPORATION (“KADOKAWA”) for the purpose of acquiring 12,054,100 new KADOKAWA shares. For details, please see the attached press release. Following Sony’s initial proposal in October 2024 of its intention to acquire KADOKAWA shares, Sony has reached an agreement on this capital and business alliance after discussions with KADOKAWA. At this time, Sony does not plan to acquire additional KADOKAWA shares after the execution of the acquisition.

This capital and business alliance is not anticipated to have a material impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2025.

KADOKAWA CORPORATION

Sony Group Corporation

December 19, 2024

KADOKAWA and Sony Agree to Form Strategic Capital and Business Alliance

- Further strengthening collaboration to maximize both companies’ IP value globally –

Tokyo, Japan – KADOKAWA CORPORATION (“KADOKAWA”) and Sony Group Corporation (“Sony”) today signed a strategic capital and business alliance agreement, agreeing to conduct a third-party allotment by KADOKAWA to Sony on January 7, 2025, with Sony acquiring 12,054,100 new KADOKAWA shares for approximately 50 billion yen. With the acquisition of the new shares, Sony will become KADOKAWA’s largest shareholder, holding approximately 10% of its shares, including the shares Sony previously acquired in February 2021.

KADOKAWA and Sony historically have collaborated on various projects, and through this capital and business alliance, intend to further strengthen our collaboration to maximize both companies’ IP value globally and facilitate wider and deeper collaboration, such as potential joint investments in the content field, joint discovery of new creators, and joint promotion of further media mixes of both companies’ IP. In the future, the two companies plan to discuss specific initiatives for collaboration, such as initiatives to adapt KADOKAWA’s IP into live-action films and TV dramas globally, co-produce anime works, expand global distribution of KADOKAWA’s anime works through the Sony Group, further expand publishing of KADOKAWA’s games, and develop human resources to promote and expand virtual production.

Comment from Takeshi Natsuno, Chief Executive Officer, KADOKAWA CORPORATION:

“We are very pleased to conclude this capital and business alliance agreement with Sony. This alliance is expected to not only further strengthen our IP creation capabilities, but also increase our IP media mix options with Sony’s support for global expansion, allowing us to deliver our IP to more users around the world. We are confident that this will greatly contribute to maximizing the value of our IP and increasing our corporate value in the mid- to long-term. We intend to do our utmost to ensure that our collaborative efforts with Sony produce great results in the global market.”

Comment from Hiroki Totoki, President, COO and CFO，Sony Group Corporation:

“Through this capital and business alliance, we will become the largest shareholder of KADOKAWA, which consistently creates a wide variety of IP, including publications and books, such as light novels and comics, as well as games and anime. By combining KADOKAWA’s extensive IP and IP creation ecosystem with the strengths of Sony, which has promoted the global expansion of a wide range of entertainment, including anime and games, we plan to work closely together to realize KADOKAWA’s ‘Global Media Mix’ strategy, aimed at maximizing the value of its IP, and Sony’s long-term vision, ‘Creative Entertainment Vision.’”

1/1